[DESCRIPTION]SCHEDULE 13G

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                      SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                SCHEDULE 13G
                  Under the Securities Exchange Act of 1934

                             (Amendment No.: 0)*

                                AirTrax, Inc.
                              (Name of Issuer)

                                Common Stock
                        (Title class of Securities)

                                008920 10 0
                               (Cusip Number)

                              November 4, 1999
           (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed.

     [ ] Rule 13d-1(b)
     [ ] Rule 13d-(c)
     [X] Rule 13d-1(d)

  *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosure provided in a prior page.

  The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                            Page 1 of 4 pages
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CUSIP No. 008920 10 0
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1. Name of Reporting Persons: Peter Amico.
   IRS Identification Nos. of Above Person: n/a

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2. Check if member of a group (See Instructions): (a) [ ]
                                                  (b) [X]
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3. SEC Use only
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4. Citizenship or Place of Organization: New Jersey
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                  5. Sole voting Power: 4,545,737
NUMBER OF         -----------------------------------------------------------
SHARES            6. Shared Voting Power: 0
BENEFICIALLY      -----------------------------------------------------------
OWNED BY          7. Sole Dispositive Power: 4,545,737
EACH              -----------------------------------------------------------
REPORTING         8. Shared Dispositive Power: 0
PERSON
WITH
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9. Aggregate Amount Beneficially Owned by Each Reporting Person:
   4,545,737
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10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares
(See Instructions): [ ].
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11. Percent of Class Represented by Amount in row (9): 61.49%
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12. Type of Reporting Person: CO
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Item 1.
       (a) Name of Issuer: AirTrax, Inc.

       (b) Address of Issuer's Principal Executive Offices:
           1616 Pennsylvania Ave, #122, Vineland, New Jersey 08361

Item 2.
       (a) Name of Person Filing: Peter Amico.

       (b) Address of Principal Business Office or, if none, residence:
           1616 Pennsylvania Ave, #122, Vineland, New Jersey 08361

       (c) Citizenship or Place of Organization: New Jersey

       (d) Title of Class of Securities: Common Stock

       (e) CUSIP: 008920 10 0


                            Page 2 of 4 pages
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Item 3. If this statement is filed pursuant to Rule 240.13d-1(b) or
240.13d-2(b) or (c), check whether the person filing is a:

       (a) [ ] broker or dealer registered under Section 15 of the Act.

       (b) [ ] Bank as defined in section 3(a)(6) of the Act.

       (c) [ ] Insurance company as defined in section 3(a)(19) of the Act.

       (d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940.

       (e) [ ] An investment advisor in accordance with #240.13d-
               1(b)(1)(ii)(E).

       (f) [ ] An employee benefit plan or endowment fund in accordance with #240.13d-1(b)(1)(ii)(F).

       (g) [ ] A parent holding company or control person in accordance with #240.13d(b)(1)(ii)(G).

       (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

       (i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

       (j) [ ] Group, in accordance with #240.13d-19b)(10(ii)(J).

If this statement is filed pursuant to Rule 13d-1(c), check this box [ ].

Item 4. Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

       (a) Amount Beneficially Owned (as of December 31, 1999): 4,545,737 (See Item 6)

       (b) Percent of Class: 61.49%

       (c) Number of shares as to which the person has:

           (i) sole power to vote or to direct the vote: 4,545,737
           (ii) shares power to vote or to direct the vote: 0
           (iii) sole power to dispose or to direct the disposition of:
           4,545,737
           (iv) shared power to dispose or direct the disposition of: 0

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Item 5. Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more that five percent of the class of securities, check the following [ ].

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Peter Amico, the Issuer's president and chairman, is the sole shareholder of Arcon Corp. ("Arcon"). As of December 31, 1999, Arcon owns 1,695,737 shares of common stock and 275,000 shares of a Non Convertible Preferred stock that has 10 for 1 voting rights. In addition, Mr. Amico holds stock options to purchase 100,000 shares of common stock of the Issuer.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable

Item 8. Identification and Classification of Members of the Group.

Not Applicable.

Item 9. Notice of Dissolution of Group.

Not Applicable.

Item 10. Certification.

Not applicable.

                                  SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE    February 10, 2000
                                     /s/ Peter Amico
                                     ---------------
                                     Peter Amico


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